any recordable instrument purporting to affect an interest in real property:

Title	Individual Name First, Middle, Last, Suffix	Address (no PO Box) Address, City or Town, State, Zip Code
REAL PROPERTY	JOSEPH D MALONE	ONE FINANCIAL CENTER 15TH FLOOR BOSTON, MA 02111 USA

9. Additional matters:

10. State the amendments to the certificate:
THE CERTIFICATE OF FORMATION IS HEREBY AMENDED AS FOLLOWS: "THE NAME OF THE LIMITED LIABILITY COMPANY IS GURU.CLUB LLC"

11. The amendment certificate shall be effective when filed unless a later effective date is specified:

SIGNED UNDER THE PENALTIES OF PERJURY, this 10 Day of January, 2018,
RACHEL MARATHAS **, Signature of Authorized Signatory.**